

Mail Stop 7010

June 28, 2006

Stephen K. Onody
Chief Executive Officer
Lifeline Therapeutics, Inc.
6400 South Fiddler's Green Circle
Suite 1970
Englewood, Colorado 80111

Re: Lifeline Therapeutics, Inc.
Registration Statement on Form SB-2
File No. 333-126288
Amended February 3, 2006
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Dear Mr. Onody:

        We have reviewed your amended registration statement and have the following comments. Please contact any of the individuals listed at the end of this letter.

Prior Comment 13

1.   We note that your response letter cites accounting guidance which states that the immediate impairment of acquired goodwill is possible depending on the underlying events and circumstances. In the April 4, 2006 conference call with Mr. Gerald Houston and the company's auditors and legal counsel, we were advised that the minority shareholder was not permitted to participate in the October 26, 2004 reorganization due to concerns over the shareholder's alleged prior NASD violations. The December 31, 2004 Form 10-QSB discloses that the minority shareholder threatened litigation against the Registrant and that the Registrant was negotiating to acquire the shareholder's stock in the subsidiary in exchange for shares of the Registrant's stock. This dispute was resolved in the March 10, 2005 settlement agreement whereby the shareholder received 1 million shares of the Registrant's stock in exchange for his entire minority equity interest in the subsidiary. We were advised that there were no known documents that refute the shareholder's claim of legal and valid ownership in the stock underlying his 19% equity interest. Therefore, the transaction was accounted for as the acquisition of a minority interest pursuant to paragraph 14 of SFAS 141. However, paragraph I.G. of the March 10, 2005 Settlement Agreement suggests that the primary reason that the Registrant acquired the minority interest was the "desire to avoid the uncertainty, time, and expense of litigating their dispute". We note that the Settlement Agreement was signed by William Driscoll, President and founder of the company. Mr. Driscoll also approved the

Stephen K. Onody
Lifeline Therapeutics, Inc.
Page 2 of 2

immediate impairment and signed the March 31, 2005 Form 10-QSB and certifications thereto. There is no indication that Mr. Driscoll now believes that the immediate impairment was incorrect. Please clarify for us how these factors corroborate your current position that the immediate impairment was an error.

We previously requested that the 1 million shares issued March 10, 2005 to Mr. Barber be valued in the financial statements at the $2 per share price the Registrant received in the contemporaneous private placement. Paragraph F1.of SFAS 141 describes fair value as the amount at which the stock could be sold for in a current transaction between willing parties. We agree with the company and with Quist Valuation that the March 10, 2005 OTC:BB price was not a reliable indicator of fair value since the stock was thinly traded and relatively illiquid. Therefore, the 2.5 million shares sold for cash at $2 per share in the January-April 2005 private placement would be the best indicator of fair value, consistent with the guidance cited above. Further, given that the private placement was being conducted at the same time that the Settlement Agreement was being negotiated, and given that the shares issued to Mr. Barber had the same registration rights as the shares issued in the private placement, it would appear likely that the $2 per share valuation was considered by Messrs. Driscoll and Barber in negotiating the settlement terms. Please also note that your Quist Valuation report is further evidence that the fair value of the shares issued to Mr. Barber was approximately $2 per share. Quist opined that the market value of the registrant's stock was $36 million at March 31, 2005. The March 31, 2005 Form 10-QSB reports 18,111,064 shares of common stock outstanding on that date. The $36 million divided by the number of shares equals $1.99 per share. As previously requested, please revise the financial statements to value the transaction at $2 per share.

Closing Comments

As appropriate, please amend your periodic reports to respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alan Talesnick, Esq.
        Jon Ploetz, Esq.
        (303) 894-9239